                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13G


                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1 )*


                           ESS Technology, Inc.
                  --------------------------------------
                             (Name of Issuer)


                               Common Stock
                  --------------------------------------
                      (Title of Class of Securities)


                               269151-10-6
                  --------------------------------------
                              (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G

CUSIP No. 269151-10-6


  ==========================================================================

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Transpac Capital Pte. Ltd.
  --------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]
                                                                    (b)   [X]
  --------------------------------------------------------------------------

  3      SEC USE ONLY

  --------------------------------------------------------------------------

  4      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   Singapore
  ==========================================================================

  NUMBER OF                     5   SOLE VOTING POWER
   SHARES                                                               -0-
 BENEFICIALLY                   --------------------------------------------
  OWNED BY
    EACH                        6   SHARED VOTING POWER
 REPORTING                                                          304,582
 PERSON WITH                    --------------------------------------------

                                7   SOLE DISPOSITIVE POWER
                                                                        -0-
                                --------------------------------------------

                                8   SHARED DISPOSITIVE POWER
                                                                    304,582
  ==========================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    304,582
  --------------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                                                                         [ ]
  --------------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                       0.8%
  --------------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON
                                                                         CO
  ==========================================================================

                               SCHEDULE 13G

CUSIP No. 269151-10-6


  ==========================================================================

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                        Transpac Equity Fund
  --------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]
                                                                    (b)   [X]
  --------------------------------------------------------------------------

  3      SEC USE ONLY

  --------------------------------------------------------------------------

  4      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      British Virgin Islands
  ==========================================================================

  NUMBER OF                     5   SOLE VOTING POWER
   SHARES                                                               -0-
 BENEFICIALLY                   --------------------------------------------
  OWNED BY
    EACH                        6   SHARED VOTING POWER
 REPORTING                                                          137,062
 PERSON WITH                    --------------------------------------------

                                7   SOLE DISPOSITIVE POWER
                                                                        -0-
                                --------------------------------------------

                                8   SHARED DISPOSITIVE POWER
                                                                    137,062
  ==========================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    137,062
  --------------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                                                                         [ ]
  --------------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                       0.4%
  --------------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON
                                                                         OO
  ==========================================================================

                               SCHEDULE 13G

CUSIP No. 269151-10-6


  ==========================================================================

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      The Development Bank of Singapore Ltd.
  --------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]
                                                                    (b)   [X]
  --------------------------------------------------------------------------

  3      SEC USE ONLY

  --------------------------------------------------------------------------

  4      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   Singapore
  ==========================================================================

  NUMBER OF                     5   SOLE VOTING POWER
   SHARES                                                               -0-
 BENEFICIALLY                   --------------------------------------------
  OWNED BY
    EACH                        6   SHARED VOTING POWER
 REPORTING                                                          331,707
 PERSON WITH                    --------------------------------------------

                                7   SOLE DISPOSITIVE POWER
                                                                        -0-
                                --------------------------------------------

                                8   SHARED DISPOSITIVE POWER
                                                                    331,707
  ==========================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    331,707
  --------------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                                                                         [ ]
  --------------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                       0.9%
  --------------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON
                                                                         BK
  ==========================================================================

                               SCHEDULE 13G

CUSIP No. 269151-10-6


ITEM 1(a)   NAME OF ISSUER:     ESS Technology, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            46107 Landing Parkway, Fremont, California 94538

ITEM 2(a)   NAME OF PERSON FILING:   The information contained in Item (1)
            of the cover page pertaining to each reporting person is incorporated herein by this reference.

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            The principal business office of each reporting person is located at 6 Shenton Way #20-09, DBS Building Tower Two, Singapore 068809.

ITEM 2(c)   CITIZENSHIP:    The information contained in Item (4) of the
            cover page pertaining to each reporting person is incorporated herein by reference.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:   Common Stock, no par value

ITEM 2(e)   CUSIP NUMBER:  269151-10-6

ITEM 3.     CLASSIFICATION.  Not Applicable

ITEM 4.     OWNERSHIP:

            The information contained in Items (5), (6), (7), (8), (9) and
            (11) of the cover page pertaining to each reporting person is incorporated herein by this reference. The Development Bank of Singapore Ltd. may be deemed to be the beneficial holder of the 27,125 shares held by DBS Nominees Pte . Ltd., a wholly-owned subsidiary. The Development Bank of Singapore Ltd. is also a 32% shareholder of Transpac Capital Pte. Ltd. ("Transpac"). Transpac is an investment fund manager that controls voting and investment power over the shares beneficially held by Transpac Equity Fund (137,062 shares) and the shares beneficially held by the following entities: Transpac Ventures I Ltd. (110,204 shares), Transpac Venture Partnership II (55,378 shares), Transpac Managers Fund I Ltd. (554 shares) and Transpac Managers Fund II Ltd. (1,384 shares).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP  OF  MORE THAN FIVE PERCENT ON  BEHALF  OF  ANOTHER
            PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

                               SCHEDULE 13G

CUSIP No. 269151-10-6


ITEM 10.    CERTIFICATION.

            Not Applicable


                                SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 4, 1997                 TRANSPAC CAPITAL PTE. LTD.
                                        a Singapore corporation



                                        By:  /s/ Richard D. Judkins
                                        ----------------------------
                                             Attorney-In-Fact*


Dated: February 4, 1997                 TRANSPAC EQUITY FUND
                                        a British Virgin Islands Trust



                                        By:  /s/ Richard D. Judkins
                                        ----------------------------
                                            Attorney-In-Fact*


Dated:  February 4, 1997                THE DEVELOPMENT BANK OF  SINGAPORE LTD.
                                        a Singapore corporation



                                        By:  /s/ Richard D. Judkins
                                        ----------------------------
                                             Attorney-In-Fact*


    * The Powers of Attorney previously filed with the Commission and appointing Richard D. Judkins as attorney-in-fact for Transpac Capital Pte. Ltd., Transpac Equity Fund and The Development Bank of Singapore Ltd. are hereby incorporated herein by this reference.

                               SCHEDULE 13G

CUSIP No. 269151-10-6


                                EXHIBIT A

                                AGREEMENT


        This will memorialize the agreement by and among all of the undersigned that the Amendment No. 1 to Schedule 13G identifying each of the undersigned as "reporting persons" and mailed to ESS Technology, Inc. ("ESS") and filed with the Securities and Exchange Commission on or about February 4, 1997 with respect to the beneficial ownership of shares of ESS's Common Stock is being filed on behalf of each of the persons signing below. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated: February 4, 1997                 TRANSPAC CAPITAL PTE. LTD.
                                        a Singapore corporation



                                        By: /s/ Richard D. Judkins
                                        ----------------------------
                                             Attorney-In-Fact*


Dated: February 4, 1997                 TRANSPAC EQUITY FUND
                                        a British Virgin Islands Trust



                                        By:  /s/ Richard D. Judkins
                                        ----------------------------
                                             Attorney-In-Fact*


Dated:  February 4, 1997                THE DEVELOPMENT BANK OF  SINGAPORE LTD.
                                        a Singapore corporation


                                        By:  /s/ Richard D. Judkins
                                        ----------------------------
                                             Attorney-In-Fact*


   * The Powers of Attorney previously filed with the Commission and appointing Richard D. Judkins as attorney-in-fact for Transpac Capital Pte. Ltd., Transpac Equity Fund and The Development Bank of Singapore Ltd. are hereby incorporated herein by this reference.